Commission File No. 1-14812

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Amendment No. 1

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2005

GLOBAL-TECH APPLIANCES INC.

(Translation of Registrant’s Name into English)

British Virgin Islands

(Jurisdiction of incorporation or organization)

21/F., Citicorp Centre, 18 Whitfield Road, Causeway Bay, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☑                        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐                        No  ☑

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

EXPLANATORY NOTE

This Amendment No. 1 on Form 6-K furnishes an Amended Quarterly Report for the Three Months and Nine Months ended December 31, 2004, (the “Amended Report”), which is attached hereto as Exhibit 1 and is incorporated by reference herein. The Amended Report amends and restates in its entirety the financial information for such periods that was included in the original report furnished to the Securities and Exchange Commission on May 20, 2005. The restatement reflects a reversal of a portion of the non-cash stock compensation expense previously expensed relating to stock options subject to variable accounting and decreases selling, general and administrative expenses from the amounts previously announced. The decision to restate the Company’s previously issued financial statements for the periods identified above was approved by the Audit Committee of the Board of Directors of the Company on July 15, 2005 upon the recommendation of management and was discussed with the Company’s independent registered public accounting firm.

The Amended Report also reflects a reclassification of a royalty payment which we previously included in selling, general and administrative expenses in the previously announced results on Form 6-K for the period ended December 31, 2004. Since we first generated sales from licensed display products during fiscal 2005, the minimum royalty paid has been reclassified to cost of goods sold from selling, general and administrative expense. The only impact in the 2005 fiscal periods is a change in cost of goods sold, gross profit/(loss) and selling, general and administrative expenses.

The Amended Report does not update information that was presented in our original Form 6-K filed on May 20, 2005 other than to reflect the changes described above. The Amended Report has been restated in its entirely solely for convenience of reference. As a result, the Amended Report continues to speak as of May 20, 2005.

Additional information about our Company can be found in other documents we have filed with or furnished to the Securities and Exchange Commission.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 23, 2005

GLOBAL-TECH APPLIANCES INC.

By:	/s/ Brian Yuen
Brian Yuen
Assistant Secretary

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EXHIBIT INDEX

Exhibit Number	Description	Page Number
1	Amended Quarterly Report for the Three and Nine Months Ended December 31, 2004	5-32

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